SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SEPT TRAFFIC GROWS 5% TO 8.5m CUSTOMERS
LOAD FACTOR RISES 5% POINTS TO 90%

Ryanair, Europe's favourite low fares airline, today (2 Oct) released September traffic statistics as follows:

•	Traffic grew by 400,000 to 8.5m customers (up 5%)
•	Load factor increased 5% points from 85% to 90%
•	Rolling annual traffic rose to 83.8m customers (up 4%).

	Sept 13	Sept 14	Change
Customers	8.1m	8.5m	+5%
Load Factor	85%	90%	+5%

Ryanair's Chief Marketing Officer, Kenny Jacobs said

"Ryanair traffic grew by 400,000 to a record 8.5m customers in September, thanks to our lower fares and our improving customer experience, including our great new website and mobile app, allocated seating, a free 2nd small carry-on bag and portable electronic device use on all flights. Ryanair continues to deliver so much more than just the lowest fares in every market for our 83.8m customers."

ENDS

For further information
please contact:
Robin Kiely                                                      Joe Carmody
                                                                        Ryanair Ltd                                                      Edelman Ireland
                                                                        Tel: +353-1-9451212                                     Tel: +353-1-6789333
                                                                        press@ryanair.com                                        ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 October, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary